




WHITE
DARK
GRAY
WHITE
PXW v2.0
FOCUS
FOCUS
FOCUS
16:9





Pixelworks

2006 Letter to Shareholders

wo thousand six was the type of year that
hallenges a company at every level. Our situation
as tested our employees, our customers and our
hareholders. Pixelworks' leadership team is a
ommitted group with renewed energy that shares
common mission to put the company on the
ath to profitability and renewed revenue growth.

Ve have created a new plan, a new team and a
ew Pixelworks. Let me share with you our vision.


SEC MAIL
RECEIVED
PROCESSING
MAY 0 9 2007

TO OUR SHAREHOLDERS, PARTNERS AND CUSTOMERS:

While we continued to perform well in the digital projection market and made progress on our new LCD timing controller business, we fell short of market expectations in the advanced television business. Our 2006 advanced television revenues dropped by more than half, from $88.7 million in 2005 to $43.2 million in 2006, accounting for more than the overall consolidated revenue decline of $38.1 million for the year.

This performance prompted us to review our business from top to bottom. Our commitment and responsibility as a management team is to learn from and apply those lessons to develop and implement a successful strategy. Focus is the key, and we are accomplishing this in two primary ways:

- With a new product and technology strategy that has fewer products and allows us to focus on market segments where our innovations can have maximum impact.
- By focusing our people, consolidating our previous five design centers into two locations and putting greater emphasis on our Asian operations.

A NEW PIXELWORKS

The result is a new Pixelworks. We have a new focus and vision that are embodied in our new product strategy. Our product roadmap offers us a promising market opportunity in pixel processing and continues building on our proven strength in the digital projection market. This new strategy focuses our efforts on what we believe we are capable of doing extremely well.

Our technology innovations in pixel processing and our ImageProcessor architecture for projectors are the core technologies that we will build on to extend our competitive advantage and create a sustainable, long-term strategy to increase shareholder value.

Pixel Processing for Advanced Displays

At the heart of our strategy of driving to higher video and pixel processing performance is our belief that an inflection point is emerging with the next-generation displays that are coming on line later in 2007 and in 2008. These new LCD panels will be migrating from 60 Hz to 120 Hz; they will move to higher resolutions, such as true 1080p; and larger displays measuring 50 and 60 inches diagonally will move into the mainstream over the next 24 months.

We believe we can continue to excel as a leader in pixel processing by pushing the performance to new levels in new ways. We believe we are well-positioned for the transition to next-generation displays and the increased image- and video-quality requirements that we expect to occur over the next 12 to 24 months.

This strategy represents a paradigm shift from our previous approach of implementing our IP exclusively in system-on-chip ICs to a new approach in which our IP is designed to improve video

AS WE WORK TO INCREASE OUR TOP-LINE REVENUE, WE CONTINUE TO TAKE MAJOR STEPS TO LOOK AFTER THE BOTTOM LINE AS WELL.

performance of any image processor by serving as a co-processor IC or in an embedded timing controller for LCD panels. We feel this strategy will give us the ability to bring our innovative technologies to market more quickly and enables our customers to achieve maximum video performance and pixel processing capabilities using Pixelworks' intellectual property.

Powering Projectors

Turning to our mainstay projector business, we remain focused and committed. Our projector business has been the foundation of Pixelworks from the beginning, and revenues from this segment grew by more than 11 percent in 2006. We are committed to extending our leadership in this segment by investing in further development of our leading ImageProcessor architecture and remaining true to our philosophy of taking a systems approach to designing our chips.

Our close relationships with projector manufacturers allow us to continue evolving our chip platform to conform to the needs of our customers. Our latest products perform better and add increased functionality and expanded digital keystone correction.

REORGANIZING FOR THE FUTURE

As we work to increase our top-line revenue, we continue to take major steps to look after the bottom line as well. Our operations were not aligned with our ability to generate revenue and margin contribution. Commensurate with our new strategy, we made significant efforts in 2006 to improve our efficiency.

As a leadership team, we chose to move from a distributed model to a more centralized model. A legacy of several of our acquisitions was that we had development teams in multiple locations causing our product execution to suffer. We tried to overcome this with investments in tools that improved collaboration. However, as our revenue contracted, we decided to take a more direct approach by consolidating our development teams in two design centers located in Shanghai and San Jose. We believe this will improve productivity and product development execution moving forward.

Restructurings of this magnitude are difficult and impact many employees in a personal way through layoffs and, in some cases, relocations. We did our best to assist our employees during these transitions and treat them in a way that respected their contributions. Our employees have managed the change with an impressive level of professionalism.

We expect the impact of the restructuring to lay the foundation for the company's success. One year ago, our non-GAAP operating expenses hit $23 million in the first quarter of 2006. Under our current plan, we are on track to reduce our non-GAAP operating expenses to $15 million per quarter by the third quarter of 2007, with a goal of being EBITDA positive by the end of the year. In addition, we have aligned our operations and resources closer to our customers, who are primarily located in Asia, which will help us be more responsive, competitive and efficient. In 2007, we intend







North America
Europe
Asia
Other 4.0%
USA 4.2%
Canada 5.1%
Europe 6.8%
Korea 9.0%
Taiwan 13.3%
China 13.5%
Japan 44.1%

to continue making the changes necessary to align our business model to ensure that Pixelworks has the foundation to succeed in the future.

LOOKING AHEAD

While 2006 was a trying year, I am confident that we have turned the corner and that Pixelworks is moving in a positive direction. Our restructuring plan is well under way, and within the next few quarters we expect to start realizing more of the benefits.

In the first months of 2007, the launch of our new product strategy, which was embodied in several new co-processor ICs, was well under way. We are actively engaging with customers with our PixelAmp™ color enhancement co-processor chip and our keystone correction co-processor IC.

A great illustration of our new co-processor strategy has been the rollout of our new co-processor chip that digitally preprocesses video images to optimize them for slim CRT televisions. We are proud that our lead customer for this product is one of the largest and most respected consumer electronics brands in the world.



Hans Olsen
President and CEO

Pixelworks' engineering teams are also focused on efforts to release our innovative Motion Engine co-processor IC later this year. Benchmark testing of our unique IP for motion estimation and compensation—which will be the core of the Motion Engine—makes us optimistic that this product will once again show our strength as a leading innovator in video and image processing.

Our new strategy reflects the essence of our name, Pixelworks:

- We are focused on implementing unique value-added technologies that maximize video performance and make pixels work;
- We are targeting the portion of the advanced display and projector market that demands superior image quality; and
- We will deliver our technology in a series of pixel co-processors designed for use with image processor system-on-chip ICs and directly on the LCD to drive even higher levels of pixel performance.

The beginning of 2007 brings forth a new approach and a new optimism. We have undertaken the challenge to put the company back on the path to profitability with a new, innovative product roadmap.

Hans Olsen
President and CEO
Pixelworks, Inc.

FINANCIAL HIGHLIGHTS

IN THOUSANDS, EXCEPT PER SHARE DATA

ANNUAL	2006	2005	2004	2003	2002
Revenue	$ 133,607	$ 171,704	$ 176,211	$ 140,921	$ 102,641
Net Income (Loss)	(204,178)	(42,610)	21,781	(530)	(20,851)
Net Income (Loss) Per Share	(4.23)	(0.90)	0.45	(0.01)	(0.48)
Non-GAAP Net Income (Loss)*	(25,459)	(33,186)	23,149	10,212	7,211
Non-GAAP Net Income (Loss) Per Share*	(0.53)	(0.70)	0.47	0.22	0.16
Cash and Marketable Securities	134,584	145,637	272,281	100,696	101,567
Working Capital	108,169	139,291	209,653	91,581	95,776
Total Assets	$ 207,771	$ 421,556	$ 423,569	$ 233,317	$ 227,212

2006 QUARTERLY	Q1	Q2	Q3	Q4
Revenue	$ 36,559	$ 30,910	$ 36,309	$ 29,829
Net Loss	(33,055)	(145,569)	(10,104)	(15,450)
Net Loss Per Share	(0.69)	(3.02)	(0.21)	(0.32)
Non-GAAP Net Loss*	(7,812)	(7,697)	(5,213)	(4,736)
Non-GAAP Net Loss Per Share*	$ (0.16)	$ (0.16)	$ (0.11)	$ (0.10)

Excludes acquisition-related items, goodwill and intangible asset impairments, restructuring charges, stock-based compensation expenses and gain on repurchase of long-term debt

This document contains "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 that are based on current expectations, estimates, beliefs, assumptions and projections about our business. Words such as "believe," "promising," and "feel" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors. Such factors include, but are not limited to, increased competition, adverse economic conditions in the U.S. and internationally, adverse economic conditions in the specific markets for our products, adverse business conditions, failure to design, develop and manufacture new products, failure to execute on our new strategy, lack of success in technological advancements, lack of acceptance of new products, unexpected changes in the demand for our products and services, the inability to successfully manage inventory pricing pressures, our ability to attract, hire and retain key and qualified employees and other risks. These forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this document. If we do update or correct one or more forward-looking

END